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FORM X-17A-5
PART III

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SEC FILE NUMBER
8-66485

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HFF Securities, LP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10250 Constellation Place, STE 100
(No. and Street)

Los Angeles	CA	90067
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

George M. Russo (805) 573-1856
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – *if individual, state last, first, middle name*)

500 Grant St, Suite 3400	Pittsburgh	PA	15219
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC Mail Processing
MAR 03 2020
Washington, DC

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Michael Joseph, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HFF Securities, LP, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DIANE SIGLER KENNEDY
My Notary ID # 125163375
Expires December 27, 2022

Signature

Chief Compliance Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

HFF Securities L.P.
As of December 31, 2019
With Report of Independent Registered Public Accounting Firm

HFF Securities L.P.

Statement of Financial Condition

Year Ended December 31, 2019

Contents

KPMG LLP
BNY Mellon Center
Suite 3400
500 Grant Street
Pittsburgh, PA 15219-2598

Report of Independent Registered Public Accounting Firm

To the Board of Directors of Jones Lang LaSalle, Inc.
and the Partners of HFF Securities L.P.:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of HFF Securities L.P. (the Partnership) as of December 31, 2019, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Partnership as of December 31, 2019, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Partnership in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

We have served as the Partnership's auditor since 2019.

Pittsburgh, Pennsylvania
February 28, 2020

HFF Securities L.P.

Statement of Financial Condition

December 31, 2019

Assets	
Cash	$ 18,109,303
Accounts receivable	3,269,290
Due from affiliates	3,086,863
Intangible assets, net of accumulated amortization of $33,600	151,200
Goodwill	1,762,000
Other assets	753,908
Total assets	$ 27,132,564
Liabilities and partners' capital	
Liabilities:	
Accounts payable and accrued liabilities	$ 301,818
Due to affiliates	38,914
Accrued compensation	10,243,579
Total liabilities	$ 10,584,311
Partners' capital:	
General partner's capital (1 partnership unit)	165,483
Limited partners' capital (99 partnership units)	16,382,770
Total partners' capital	16,548,253
Total liabilities and partners' capital	$ 27,132,564

See accompanying notes to financial statements.

HFF Securities L.P.

Notes to Statement of Financial Condition

December 31, 2019

1. Organization

HFF Securities L.P. (the Partnership) is a broker-dealer that performs private placements of securities by raising equity capital from institutional investors for discretionary, commingled real estate funds to execute real estate acquisitions, recapitalizations, developments, debt investments, and other real estate-related strategies. As such, the Partnership's operations are impacted by the availability of credit in the market and capital flows into the real estate sector. The Partnership may also provide other investment banking and advisory services on various project or entity-level strategic assignments such as mergers and acquisitions, sales and divestitures, recapitalizations and restructurings, privatizations, management buyouts, and arranging joint ventures for specific real estate strategies. Additionally, the Partnership earns fees for referring clients to an affiliate, Holliday Fenoglio Fowler, L.P.

Holliday Fenoglio Fowler, L.P. ("HFF LP"), a financial intermediary and advisor in the commercial real estate industry that maintains offices in 25 cities in the United States and one office in London, United Kingdom as well as HFF Securities, Ltd. ("HFFS Ltd.") a securities advisor in the United Kingdom. The Partnership shares office space with its affiliate in its Los Angeles, California and New York, New York offices.

On July 1, 2019, HFF Securities L.P. underwent a change-in-control event whereby Jones Lang LaSalle Incorporated ("JLL") acquired HFF, Inc., the Partnership's limited partner and thus has obtained control of the entity during the reporting period. HFF Securities L.P. has elected to continue to prepare its financial statements using its historical basis that existed before the acquirer obtained control of the entity. All balances due to HFF, Inc. were assumed by JLL.

The Partnership was formed as a Delaware limited partnership and shall continue through April 2054 unless dissolved earlier by voluntary agreement of the partners or by any other act constituting dissolution under applicable law.

Capital contributions may be required only with the consent of the partners. Distributions of net cash flow (as defined in the partnership agreement) are made at the sole discretion of the General Partner, Holliday GP, LLC (as defined in the partnership agreement). None of the partners may withdraw from the Partnership without the consent of the other partners.

2. Summary of Significant Accounting Policies

Concentration of Credit Risk

The Partnership's financial instruments that are exposed to concentrations of credit risk consist primarily of cash. The Partnership places its cash with financial institutions in amounts that at times exceed the Federal Deposit Insurance Corporation insurance limit. The Partnership has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash.

Cash

Cash includes cash on hand and in bank accounts.

Goodwill

Goodwill is required to be tested for impairment at least annually. The Partnership performs its annual impairment test as of October 1 or more frequently when indicators of impairment are present. The goodwill impairment test involves comparing the fair value of a reporting unit to its carrying value, including goodwill. If the carrying amount of the goodwill exceeds the implied fair value of the goodwill, an impairment loss equal to the excess is recorded as a component of operations. The Partnership uses a combination of a discounted cash flow model ("DCF model") and a market approach to determine the current fair values of the reporting units. A number of significant assumptions and estimates are involved in the application of the DCF model to forecast operating cash flows, including markets and market share, sales volume and pricing, costs of services, working capital changes and discount rates.

Intangible Assets

Intangible assets are comprised of a non-compete agreement. Based upon the term of the non-compete agreement a useful life of five years was assigned to the asset.

Intangible assets are tested for potential impairment whenever events or changes in circumstances suggest that an asset or asset group's carrying value may not be fully recoverable.

2. Summary of Significant Accounting Policies (continued)

Income Taxes

The Partnership is subject to the provisions of the Financial Accounting Standards Board (FASB) ASC 740-10, *Accounting for Uncertainty in Income Taxes*. This standard establishes consistent thresholds as it relates to accounting for income taxes. It defines the threshold for recognizing the benefits of tax-return positions in the financial statements as "more likely than not" to be sustained by the taxing authority and requires measurement of a tax position meeting the more-likely-than-not criterion, based on the largest benefit that is more than 50% likely to be realized. For the year ended December 31, 2019, management analyzed the Partnership's inventory of tax positions taken with respect to all applicable income tax issues for all open tax years (in each respective jurisdiction) and concluded that no provision for income tax is required in the Partnership's financial statements. The Partnership's Federal and state income tax returns for tax years for which the applicable statutes of limitations have not expired (open tax years: December 31, 2016, December 31, 2017, December 31, 2018 and December 31, 2019) are subject to examination by the Internal Revenue Service and state departments of revenue. As of and during the year ended December 31, 2019, the Partnership did not have a liability for any unrecognized tax benefits.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

3. Intangible Assets

The details of the non-compete agreement for the year ended December 31, 2019 are as follows:

	Original useful Life	Remaining useful life	Gross carrying value	Accumulated amortization	Net carrying amount
Non-compete agreement	5 years	2.25 years	$336,000	$(184,800)	$151,200
					$151,200

4. Net Capital Requirement

The Partnership is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital not exceed 15 to 1. At December 31, 2019, the Partnership's net capital ratio was 1.4 to 1.0. At December 31, 2019, the Partnership had net capital of $7,524,992, which was $6,819,371 in excess of its required minimum net capital of $705,621.

5. Related-Party Transactions

During 2019, the Partnership engaged in related-party transactions with Jones Lang LaSalle Incorporated ("JLL"), its limited partner, HFF LP, its commercial real estate financial intermediary affiliate and HFFS Ltd., its United Kingdom affiliate. At December 31, 2019, a total of $10,579 is due to Jones Lang LaSalle Incorporated, a total of $3,086,864 is due from HFF LP and $28,336 is due to HFFS Ltd. as more fully set forth below.

	JLL	HFF, Inc.	HFF LP	HFFS Ltd	Total
Balance payable as of January 1, 2019	$ -	$ (1,143,924)	$ (8,104,611)	$ (28,336)	$ (9,276,871)
Current year activity:					
General office expenses	-	-	2,331,953	-	2,331,953
Professional fees and other expenses	-	32,717	63,577	-	96,294
Employee compensation and benefits	-	(3,570,544)	606,388	-	(2,964,156)
Fees collected at affiliate	-	-	4,263,164	-	4,263,164
Consulting fees due to affiliate	(15,000)	-	2,832,719	-	2,817,719
Intercompany payment	4,422	4,681,751	1,093,673	-	5,779,846
Balance (payable)/receivable as of December 31, 2019	$ (10,578)	$ -	$ 3,086,863	$ (28,336)	$ 3,047,949

6. Retirement Plan

The Partnership maintains a retirement savings plan for all eligible employees, in which employees may make deferred salary contributions and after-tax contributions up to a combined 50% of compensation and the maximum amount allowable by the Internal Revenue Service. The Partnership matches contributions equal to 50% of the first 6% of combined deferred and after-tax salary contributions, up to a maximum of $5,000. The Partnership match is fully vested after two years of service. Partnership contributions charged to personnel expense for the plan were $89,431 in 2019.

7. Legal Proceedings and Claims

The Partnership is subject to certain legal proceedings and claims arising out of the conduct of its business. In accordance with ASC 450, *Contingencies*, a reserve for estimated losses is recorded when the amount is probable and can be reasonably estimated. The Partnership does not believe that any pending legal proceedings will have a material impact on the Partnership's financial condition or results of operations.

8. Subsequent Events

The Partnership has evaluated subsequent events through February 28, 2020, the date on which this financial statement was issued.

KPMG

KPMG LLP
BNY Mellon Center
Suite 3400
500 Grant Street
Pittsburgh, PA 15219-2598

Report of Independent Registered Public Accounting Firm

To the Board of Directors of Jones Lang LaSalle, Inc.
and the Partners of HFF Securities L.P.:

We have reviewed management's statements, included in the accompanying HFF Securities L.P. Exemption Report (the Exemption Report), in which (1) HFF Securities L.P. (the Partnership) identified the following provisions of 17 C.F.R. § 240.15c3-3 (k) under which the Partnership claimed an exemption from 17 C.F.R. § 240.15c3-3 (k)(2)(i) (the exemption provisions); and (2) the Partnership stated that it met the identified exemption provisions throughout the year ended December 31, 2019 without exception. The Partnership's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Partnership's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

KPMG LLP

Pittsburgh, Pennsylvania
February 28, 2020

HFF Securities L.P.
Exemption Report

HFF Securities L.P. (the "Partnership") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Partnership states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k): (k)(2)(i)

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the year ended December 31, 2019 without exception.

I, Michael Joseph, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

HFF Securities L.P.

By: ______________________________
Title: Chief Compliance Officer
February 28, 2020

KPMG

KPMG LLP
BNY Mellon Center
Suite 3400
500 Grant Street
Pittsburgh, PA 15219-2598

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Pursuant to SEC Rule 17a-5(e)(4)

To the Board of Directors of Jones Lang LaSalle, Inc.
and the Partners of HFF Securities L.P.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the Securities Investor Protection Corporation (SIPC) Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2019, which were agreed to by HFF Securities L.P. (the Partnership) and SIPC, solely to assist you and SIPC in evaluating the Partnership's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Partnership's management is responsible for the Partnership's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures and the associated findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries, and noted no differences;

2. Compared the Total Revenue amount reported on the Annual Audited Form X-17A-5 Part III for the year ended December 31, 2019, with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2019, and noted no difference;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, and noted no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and working papers supporting the adjustments, and noted no differences; and

5. Compared the amount of any overpayment applied to the current assessment with Form SIPC-7 on which it was originally computed, and noted no difference.

We were not engaged to, and did not, conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Partnership's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

KPMG

This report is intended solely for the information and use of the specified parties referred to in the first paragraph of this report, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Pittsburgh, Pennsylvania
February 28, 2020

SIPC-7 (36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (36-REV 12/18)

For the fiscal year ended 12/31/2019

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

66485 FINRA DEC

HFF Securities LP
10250 Constellation Blvd Ste 1000
Los Angeles, CA 90067-6271

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Michael Joseph (310)407-2100

2. A. General Assessment (item 2e from page 2) $38,561

B. Less payment made with SIPC-6 filed (exclude interest) (13,737)
7/25/2019
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 24,824

E. Interest computed on late payment (see instruction E) for_____days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $24,824

G. PAYMENT: √ the box
Check mailed to P.O. Box ☑ Funds Wired ☐ ACH ☐
Total (must be same as F above) $24,824

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

HFF Securities LP
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Senior Managing Director
(Title)

Dated the 13th day of February, 20 20.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ Postmarked _____ Received _____ Reviewed

Calculations _____ Documentation _____ Forward Copy _____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01/2019
and ending 12/31/2019

Item No.		Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)		$25,707,248 /

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions ______

2d. SIPC Net Operating Revenues $25,707,248

2e. General Assessment @ .0015 $38,561

(to page 1, line 2.A.)